Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

June 18, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated June 4, 2007 (the “Letter”) regarding additional comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing (the “Form 10-K”) made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, each of your comments is reproduced below in bold quoted text, prior to the related response by Autobytel.

1.	“Please tell us how you considered whether the non-exclusive patent license was subject to SOP 97-2.”

Autobytel believes it is not subject to the provisions of AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, for the non-exclusive license of its patents and patent applications due to the following facts and circumstances:

•

The licensed patents are (i) a method and apparatus for formulating and submitting a purchase request over a computer network and making said purchase request available to a dealer and (ii) a method that allows users to choose aftermarket accessories for selected vehicle models on-line and have them incorporated into a purchase request.

•

The licensed patent applications are (i) a method and system for managing a purchase request, (ii) a product configuration display system and method enabling the configuration and displaying of a product for purchase by a potential buyer, (iii) a continuous online auction system and method enabling the auctioning of products, (iv) a system and method for generating comparative advertisements and (v) a continuous online auction system and method enabling the auctioning of products.

•

The licensed patent under (i) above is one of the key pieces of Autobytel’s business model and is the foundation for its online vehicle marketing services, which links prospective buyers of vehicles with dealers.

•

Autobytel did not transfer any technology, software codes or programs to Dealix. However, the patents and patent applications can be implemented with software and Dealix presumably uses its own software or third party software in connection with this non-exclusive patent license.

2.	“Please explain to us why a portion of the non-exclusive patent license is considered “undelivered” resulting in the revenue deferral and the use of the residual method as described in EITF 00-21.”

In determining the appropriate accounting treatment for the revenue derived under the non-exclusive patent license, Autobytel evaluated the specific terms and circumstances of the agreement and applied the guidance provided by Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Autobytel considered the perspective of Dealix, the licensee, in evaluating whether the earnings process is complete. In doing so, Autobytel considered several factors, including, but not limited to, the nature of the patent license, its non-exclusivity and its duration, in determining which model, Complete Performance or Proportional Performance, was the most appropriate to determine the timing of revenue recognition from Dealix’s use of Autobytel’s patents. Autobytel also considered a covenant not to sue provision in the settlement agreement extending through the duration of the non-exclusive license. In exchange for the settlement amount, Autobytel also agreed that to the extent operating under the non-exclusive patent license would necessarily infringe any other patent owned by Autobytel or which Autobytel has the right to license, Autobytel would allow Dealix to use such future patents and would not sue Dealix based on such patents. Autobytel believes the fair value ascribed to the non-exclusive license includes the continuing obligation of Autobytel not to sue described above — giving Dealix the ongoing right to unspecified future patents under such circumstances. Therefore, consistent with its other intellectual property licensing arrangements, Autobytel determined that the non-exclusive license revenue should be recognized ratably over the license period, in this instance, the remaining life of the patent.

Autobytel referred to the residual method as described in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, as an analogy in unbundling the fair value of the future use of the non-exclusive patent license from the other element included in the $20.0 million payment, the mutual release of claims, which is an accumulation of several items, such as, but not limited to, the reimbursement of legal fees and damages.

3.	“Please tell us why you believe that using an income approach to determine the fair value of the non-exclusive license is sufficient to determine fair value in accordance with paragraph 9b of EITF 00-21. In addition, we note that your use of this method to determine fair value suggests that you do not enter into such licenses as a part of your major or central operations and we question whether the amount that you consider revenue meets the requirements of paragraph 78 of Concepts Statement No. 6. Please advise.”

Autobytel did not apply the provisions of EITF Issue No. 00-21 in determining the fair value of the non-exclusive license or in accounting for this settlement, except in applying the concept of the residual method as discussed in paragraph 12 of EITF 00-21 in unbundling the fair value of the non-exclusive patent license included in the settlement amount from the mutual release of claims. The fair value of the non-exclusive license was determined using an income approach. Autobytel believes this approach is appropriate to determine the fair value of the non-exclusive license because it is an acceptable method for estimating fair value under the FASB’s Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, and is also commonly used in estimating the fair value of patents.

Autobytel currently licenses other intellectual property rights, including, but not limited to its brand name, trademarks, logo and business procedures, to a limited number of international licensees as part of its operations. The fees from these licenses are reported in other revenue in Autobytel’s statements of operations and Autobytel intends to continue to license its intellectual property rights in the future as an ongoing business. Autobytel believes the non-exclusive patent license fee meets the requirements of paragraph 78 of FASB’s Concepts Statement No. 6, Elements of Financial Statements, and should be characterized as revenue.

4.	“We do not believe that your industry is one that was contemplated in Question 1 of SAB Topic 6.G. Therefore, you must present gross margin as required by Item 302(a)(1) of Regulation S-K or present cost of revenues as allowed by Question 3 of the SAB Topic. Please revise your presentation in future filings. We also note that your response indicates that presentation of gross profit would require an allocation of costs from certain other categories to cost of revenues. Please explain your basis for including the costs of providing services in other line items rather than in cost of revenues and refer to the authoritative literature that supports your classification. As part of your response, please quantify these costs”.

Autobytel will disclose cost of revenues as part of the selected quarterly financial data in future filings. Autobytel wishes to clarify the intent of the statement made in its previous letter dated May 11, 2007, relating to the allocation of costs. Autobytel appropriately includes all costs directly associated with services rendered and uses rational and consistent methodologies to allocate shared costs, such as computer and technology related expenses, to cost of revenues. As disclosed in Autobytel’s Annual Report on Form 10-K, cost of revenues consists of (i) payments made to Internet consumer request providers, including Internet portals and online automotive information providers, (ii) printing, production, and postage for customer loyalty and retention programs, (iii) fees paid to third parties for data and content included on Autobytel’s properties, (iv) connectivity costs, (v) technology license fees, (vi) server equipment depreciation and technology amortization, and (vii) compensation related expense. Therefore, Autobytel believes there are no further costs that should be allocated to cost of revenues.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer